August 7, 2019

Gregg Adzema
Executive Vice President and Chief Financial Officer
Cousins Properties Incorporated
3344 Peachtree Road NE
Suite 1800
Atlanta, Georgia 30326-4802

       Re: Cousins Properties Incorporated
           Form 10-K For the Fiscal Year Ended December 31, 2018
           Filed February 6, 2019
           Form 10-Q For the Quarterly Period Ended March 31, 2019 Filed May 9, 2019
           File No. 001-11312

Dear Mr. Adzema:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-Q For the Quarterly Period Ended March 31, 2019

3. Transactions with Norfolk Southern Railway Company, page 10

1. We note that all contracts and transactions associated with Norfolk Southern Railway
      ("NS") have been combined for accounting purposes and represent a single performance obligation. Please elaborate and tell us the facts and circumstances related to your transaction and reference the specific authoritative accounting literature relied upon, that supports your accounting treatment. Your response should specifically explain your basis for inclusion of the sale of land and acquisition of building within the combined transaction and recognition of the excess of the fair value of 1200 Peachtree as part of the gross transaction price versus treatment of 1200 Peachtree as an asset acquisition with purchase price allocated based on relative fair value.
 Gregg Adzema
Cousins Properties Incorporated
August 7, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper, Staff Accountant, at 202-551-3396 or Wilson Lee,
Staff Accountant, at 202-551-3468 if you have questions regarding our comment on the financial statements or any other questions.



                                                          Sincerely,
FirstName LastNameGregg Adzema
                                                          Division of
Corporation Finance
Comapany NameCousins Properties Incorporated
                                                          Office of Real Estate
and
August 7, 2019 Page 2                                     Commodities
FirstName LastName